LabStyle Innovations Corp.

9 Halamish Street

Caesarea Industrial Park

3088900, Israel

May 25, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	LabStyle Innovations Corp. (CIK: 0001533998)
Registration Statement No. 333-211396 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

LabStyle Innovations Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on May 27, 2016 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

LABSTYLE INNOVATIONS CORP.

By:	/s/ Zvi Ben David
Zvi Ben David, Chief Financial Officer